Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, FingerMotion, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, being the Company’s shares of common stock (the “Common Shares”).

Description of Common Shares

The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended, and our Bylaws, as amended, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Shares

We are authorized to issue 200,000,000 Common Shares, having a par value of $0.0001 per share, and 1,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Shares”).

As of February 28, 2025, we had 57,141,186 Common Shares and no Preferred Shares issued and outstanding.

As of May 23, 2025, we had 57,581,186 Common Shares and no Preferred Shares issued and outstanding.

Voting Rights

Each outstanding Common Share is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

Dividend and Liquidation Rights

Subject to the preferential rights of the Preferred Shares, the holders of Common Shares shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property, or in Common Shares. Holders of Common Shares will share equally on a per share basis in any dividend declared by the Board of Directors. We have not paid any dividends on our Common Shares and do not anticipate paying any cash dividends on such stock in the foreseeable future.

In the event of any dissolution, liquidation or winding-up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and of the amounts to which the holder of all Preferred Shares shall be entitled, the holders of all outstanding Common Shares will be entitled to share ratably in the remaining net assets of the Company.

Other Rights and Preferences

Our Common Shares are not convertible or redeemable and have no preemptive, subscription or conversion rights.

Listing

The trading market for the Common Shares is the Nasdaq Capital Market under the trading symbol “FNGR.”

Warrants

As of February 28, 2025, we had 5,288,316 common stock purchase warrants (“Warrants”) issued and outstanding ranging in exercise prices from $1.50 to $8.22 and having expiry dates of November 4, 2025 to December 23, 2029. The exercise price of 5,250,004 of the 5,288,316 Warrants are subject to adjustment for share dividend, share splits, share combinations and similar capital transactions. In addition, the exercise of such Warrants is subject to reduction in the event of certain common stock and common stock equivalent issuances, other than certain agreed exempt issuances, at a price lower than the exercise price of such Warrants then in effect. Furthermore, if at any time on or after the date of issuance there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving our common stock (each, a “Share Combination Event”) and the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and ending immediately after the five consecutive trading days beginning on the date of such Share Combination Event, is less than the exercise price of such Warrants then in effect, then the exercise price of such Warrants will be reduced to the lowest daily volume weighted average price during such period.

As of May 23, 2025, we had 4,875,816 Warrants issued and outstanding ranging in exercise prices from $1.50 to $8.22 and having expiry dates of November 4, 2025 to December 23, 2029. Only 4,837,504 of the 4,875,816 Warrants issued and outstanding as of May 23, 2025 were subject to the above mentioned adjustments in the exercise price.